UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001–80
Company Registry ID (NIRE) nº 33300275410
Publicly – held Company

NOTICE TO SHAREHOLDERS

AUCTION RESULTS FOR THE SALE OF FRACTIONAL SHARES IN REVERSE STOCK SPLIT

Rio de Janeiro, May 24, 2010 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) announces to the market that at the share auction conducted by the Company on this date, as per Notice to Shareholders published on May 20, 2010, the total remaining amount of 181,200 preferred shares were sold. Thus, the Company fully sold the remaining fractions of the reverse split operation at the ratio of fifty (50) shares for one (1) share, and the simultaneous splitting of each reversed share group, at the ratio of one (1) share existing after the reverse split for two hundred (200) shares of respective type issued thereby, approved at the Extraordinary General Meeting held on November 13, 2009 and announced by means of Notice to Shareholders of same date.

The proceeds of the operation will be available to shareholders within no later than ten (10) business days, as of today, observing the items below.

(a) The bank account holders of Banco do Brasil will have the corresponding amount directly credited in their checking account held with the bank, if they opted for receiving the proceeds through their account at Banco do Brasil;

(b) Other Shareholders shall seek a branch of Banco do Brasil which provides services to shareholders, so that they can receive the respective amounts;

(c) The amount corresponding to the shares deposited at the  Central Securities Depository of BM&FBOVESPA will be directly credited and the Central Securities Depository of  BM&FBOVESPA will be in charge of transferring this amount to respective shareholders through the Custodian Agents; and

(d) Referring to Shareholders whose shares are blocked or their records are outdated, the amount will be retained by the Company and available to respective Shareholder, expressly if he/she submits documentation evidencing that blockade was cancelled and/or his/her identification, where applicable.

Michel Neves Sarkis

Chief Financial and Investor Relations Officer

Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.